082-03430 SUPPL



News Release (TSX: VAA)

VAALDIAM REPORTS GOOD DIAMOND RESULTS AT BRÁUNA

TORONTO: September 8, 2010 – Vaaldiam Mining Inc. ('Vaaldiam' or the 'Company') (TSX: VAA) is pleased to provide the results of the first phase of its diamond bulk sample program at the Braúna 3 kimberlite pipe ('B3') at its Braúna property in Bahia State, Brazil.

The program recovered 1,953 diamonds with a total weight of 411 carats and a preliminary sample grade of 22.4 carats per hundred tonnes (cpht) from 1,831 dry tonnes of kimberlite extracted from the south lobe of the pipe. Photos of some of the diamonds recovered at Braúna as well as a map showing the location of B3 are available for viewing on Vaaldiam's website at (http://www.vaaldiam.com/mining/brauna.html).

The sample contained two stones greater than five carats, nine stones of three to five carats and 21 stones of two to three carats. The average size of the stones recovered to-date from the sample is 0.21 carats per stone and the five largest diamonds recovered are 6.10, 5.33, 4.98, 3.87 and 3.59 carats.

Vaaldiam CEO Robert Jackson said "These are excellent results with diamonds of good colour, size and clarity. B3 is open at depth below 200 metres and laterally to the north-west. It is one of 22 kimberlite occurrences on the property. We are revising the resource estimate."

The bulk sample excavated saprolitic kimberlite from a surface trench to a depth of approximately 4 metres below surface. Strict procedures ensure a strong "Chain of Custody" to eliminate tampering. Sample processing and diamond recovery occur on-site using a crushing and screening circuit which prepares the kimberlite for processing through a modular 20 tonne per hour plant. A 10 tonne per hour Dense Media Separator (DMS) produces a diamond-bearing concentrate ranging in size from -16mm to +1 mm. The concentrates are classified into three sizes and batch fed through a Flowsort™ X-ray diamond recovery unit. To ensure recovery of low luminosity diamonds, the Flowsort™ tailings are processed over a grease table. Flowsort™ and grease table concentrates are processed for final diamond recovery on-site. The final recovery of diamonds includes screening, manual sorting and weighing of the diamonds in a "glove box" to ensure security of the sample. The initial bulk sample results for the South Lobe of the B3 pipe are summarized in the following table:

Dry Tonnes	# of Stones	Total Carats	Carats / Stone	Dry Grade (cpht)*
1,830.8	1,953	410.81	0.21	22.4

*The estimated diamond content, expressed as carats per hundred tonnes (cpht), may not be representative of the overall diamond content of the body due to a number of factors including location and size of sample, and the bottom screen size of the processing plant (1mm). The value was calculated based on kimberlite sample weight, an average moisture content of 11.5% and recovered diamond carat weight.

This is the first phase of a 5,000 wet tonne bulk sample program. The second phase of this sample program, which is also excavated in the South Lobe of the B3 pipe, is currently underway and should be completed by mid-September. A third bulk sample is planned for the North Lobe of the pipe.

The current bulk sampling program on the B3 pipe represents a significant advancement of Vaaldiam's initial exploration work that commenced in November 2006. This work included 10,896 metres of drilling to delineate the pipe on a 25 metre grid spacing to a depth of approximately 200 metres, where it remains open at depth. In addition, kimberlite from seven surface shafts excavated in the north and south lobes of the pipe were processed in a mini-bulk sampling program that resulted in the recovery of 107 diamonds with a total weight of 12.42 carats, recovered from approximately 76 dry tonnes yielding a recovered grade of 16.3 cpht.



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Recent re-interpretation of previous drilling and surface sampling results for the B3 pipe has resulted in an 8% increase in the estimated surface area of the pipe, which is now projected at 2 hectares of which the south lobe comprises 50%. A preliminary volume and tonnage estimate by Wardrop Engineering Inc. (Nov. 2007), based on the drilling results for the B3 pipe, inferred that the pipe contains between 4,620,000 tonnes (Rigorous Model) and 5,690,000 tonnes (Optimistic Model) to a depth of only 250 metres. Drilling has confirmed that the kimberlite continues at depth below 250 metres, where future exploration will be focused on the further delineation of the deposit. Vaaldiam has commissioned A.C.A. Howe International Ltd. to complete a NI43-101 compliant resource estimation of the B3 pipe following the completion of the current bulk sampling program.

The B3 pipe is in flat terrain 7km south of the city of Nordestina which provides the project with excellent infrastructure, services and skilled personnel. The pipe is one of 22 kimberlite occurrences discovered to-date on the 121km² property. To date, Vaaldiam has carried out exploration work on only five of the 22 kimberlite occurrences, including the B8 kimberlite dike situated 5km north of the B3 pipe. Mini-bulk samples extracted from this 4.5 metre-wide dike resulted in the recovery of 170 diamonds weighing 19.37 carats from approximately 46 dry tonnes, inferring a recovered grade of 42 cpht. Included in the diamonds recovered was a 7.97 carat white octahedron stone, the largest recovered by Vaaldiam from the Braúna kimberlites. The second largest diamond recovered from the B8 kimberlite was a 0.92 carat pink diamond, while another pink stone was recovered, which appeared to have been broken during processing. The B8 occurrence is a vertically oriented kimberlite dike forming a 1km-long section of the northwest trending dike system. Recent exploration conducted in the vicinity of the B8 dike has confirmed that this dike is linked to the Braúna 21 occurrence. Mini-bulk sampling of the one hectare B7 pipe, situated 1km to the east of the B3 pipe, resulted in the recovery of 30 diamonds with a total weight of 3.87 carats from approximately 87 tonnes of kimberlite with an estimated recovered diamond grade of 4.5 cpht.

Vaaldiam holds a 20% interest in the Braúna project. It can increase its interest to 49% by paying its partners an estimated amount of approximately US$6.7 million for costs incurred to complete the bulk sample, which is expected to be completed in Q4 2010. At June 30, 2010 Vaaldiam had $10.5 million of cash and subsequently added US$3 million from the sale of assets.

This release has been reviewed by Katya Masun P.Geo., who is a qualified person under National Instrument 43-101. For additional information regarding Vaaldiam please visit www.vaaldiam.com, or contact Robert Jackson, President and Chief Executive Officer at rjackson@vaaldiam.com or 416-363-6927.

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of metals and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.